

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via Email
Eugenio Gigogne
Chief Financial Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

>   **Re: Corpbanca**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed on April 30, 2012 and amended on May 16, 2012**
>   **File No. 001-32305**

Dear Mr. Eugenio Gigogne:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant